

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Kristin C. Peck
Chief Executive Officer
Zoetis Inc.
10 Sylvan Way
Parsippany, New Jersey 07054

> **Re: Zoetis Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 6, 2022**
> **File No. 001-35797**

Dear Kristin C. Peck:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Disclosure Review Program